Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

360 DigiTech, Inc.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 3660)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF FOURTH QUARTER AND

FULL YEAR 2022 FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of 360 DigiTech, Inc. (the “Company”) will hold a Board meeting on Thursday, March 9, 2023 (Beijing/Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the fourth quarter and full year ended December 31, 2022 (the “Q4’2022 and FY2022 Financial Results”). The Company will announce the Q4’2022 and FY2022 Financial Results on Friday, March 10, 2023 (Beijing/Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at ir.360shuke.com, before the trading hours of The Stock Exchange of Hong Kong Limited.

The Company’s management team will host an earnings call at 7:30 p.m. U.S. Eastern Time on Thursday, March 9, 2023 (8:30 a.m. Beijing/Hong Kong Time on Friday, March 10, 2023).

All participants who wish to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI32e08695cf1644be8bb26556122263f7

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

By order of the Board
360 DigiTech, Inc.
Hongyi Zhou
Chairman

Hong Kong, February 27, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Hongyi Zhou, Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Eric Xiaohuan Chen, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan and Mr. Fan Zhao as Independent Directors.